# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mobia Medical, Inc., CIK 0001489993
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2802 Flintrock Trace, Suite 226, Austin, Texas (TX), 78738
Date of event which requires filing of this statement: 05/11/2026
Filed by CIK 0001743036
Persons authorized to receive notices and communications: William Harrington, 50 Monument Road, Suite 201, Bala Cynwyd, Pennsylvania (PA), 19004, 484-434-2255

## Reporting persons
- Osage University Partners III, LP (CIK 0001743036): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,006,716; sole dispositive power 0; shared dispositive power 2,006,716; aggregate amount beneficially owned 2,006,716 (6.1% of the class)
  Comment: All such shares are held by OUP III (as defined in Item 2(a) below). OUP GP III (as defined in Item 2(a) below) is the general partner of OUP III and may be deemed to have voting, investment, and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 33,085,391 shares of Common Stock (as defined in Item 1 below) outstanding after the Issuer's initial public offering, (excluding the underwriters' option to purchase an additional 1,500,000 shares), as reported in the Issuer's prospectus on Form 424(b)(4) and filed with the Securities and Exchange Commission (the "Commission") on May 7, 2026 (the "Prospectus").
- Osage University GP III, LLC (CIK 0001880476): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,006,716; sole dispositive power 0; shared dispositive power 2,006,716; aggregate amount beneficially owned 2,006,716 (6.1% of the class)
  Comment: All such shares are held by OUP III. OUP III GP is the general partner of OUP III and may be deemed to have voting, investment, and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 33,085,391 shares of Common Stock outstanding after the Issuer's initial public offering, as reported in the Prospectus.
- Osage University Partners IV, LP (CIK 0001901483): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,404,183; sole dispositive power 0; shared dispositive power 1,404,183; aggregate amount beneficially owned 1,404,183 (4.2% of the class)
  Comment: All such shares are held by OUP IV (as defined in Item 2(a) below). OUP IV GP (as defined in Item 2(a) below) is the general partner of OUP IV and may be deemed to have voting, investment, and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 33,085,391 shares of Common Stock outstanding after the Issuer's initial public offering, as reported in the Prospectus.
- Osage University GP IV, LLC (CIK 0002134222): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,404,183; sole dispositive power 0; shared dispositive power 1,404,183; aggregate amount beneficially owned 1,404,183 (4.2% of the class)
  Comment: All such shares are held by OUP IV. OUP IV GP is the general partner of OUP IV and may be deemed to have voting, investment, and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 33,085,391 shares of Common Stock outstanding after the Issuer's initial public offering, as reported in the Prospectus.
- William Harrington (CIK 0001256742): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,410,899; sole dispositive power 0; shared dispositive power 3,410,899; aggregate amount beneficially owned 3,410,899 (10.3% of the class)
  Comment: The shares reported on this cover page consist of (i) 2,006,716 shares of Common Stock held by OUP III and (ii) 1,404,183 shares of Common Stock held by OUP IV. OUP III GP is the general partner of OUP III and may be deemed to have voting, investment and dispositive power with respect to the shares held by OUP III. OUP IV GP is the general partner of OUP IV and may be deemed to have voting, investment and dispositive power with respect to the shares held by OUP IV. William Harrington a member of the Issuer's board of directors, is a manager of each of OUP III GP and OUP IV GP and may be deemed to share voting, investment and dispositive power with respect to the shares held by each of OUP III and OUP IV, respectively.
  
  The percentage in Row 13 is based on 33,085,391 shares of Common Stock outstanding after the Issuer's initial public offering, as reported in the Prospectus.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Mobia Medical, Inc.
Address of issuer's principal executive offices: 2802 Flintrock Trace, Suite 226, Austin, Texas (TX), 78738
Comment: This joint statement on Schedule 13D (this "Statement") is filed with respect to the common stock, par value $0.01 per share ("Common Stock"), of Mobia Medical, Inc., a Delaware corporation (the "Issuer"). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Osage University Partners III, LP ("OUP III"), Osage University GP III, LLC ("OUP III GP"), Osage University Partners IV, LP ("OUP IV") and Osage University GP IV, LLC ("OUP IV GP" and together with OUP III, OUP III GP and OUP IV, the "Reporting Entities"), and William Harrington (the "Reporting Individual"). The Reporting Entities and the Reporting Individual are collectively referred to as the "Reporting Persons". The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein.
Residence or business address:
50 Monument Drive
Bala Cynwyd, PA 19004
Present principal occupation or employment: Each of OUP III and OUP IV are venture capital investment entities and each of OUP III GP and OUP IV GP are the general partners of the venture capital investment entities. The Reporting Individual is engaged through each of OUP III and OUP IV in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individual is a manager of each of OUP III GP and OUP IV GP.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: OUP III GP and OUP IV GP are limited liability companies organized under the laws of the State of Delaware. OUP III and OUP IV are limited partnerships organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In June 2022, OUP III purchased 1,572,141 shares of the Issuer's Series E-2 Redeemable Convertible Preferred Stock for a purchase price of $2.5443 per share and an aggregate purchase price of approximately $3,999,998.00.

In August 2022, OUP III purchased 393,035 shares of the Issuer's Series E-2 Redeemable Convertible Preferred Stock for a purchase price of $2.5443 per share and an aggregate purchase price of approximately $999,999.00.

In December 2023, OUP III purchased 982,588 shares of the Issuer's Series E-2 Redeemable Convertible Preferred Stock for a purchase price of $2.5443 per share and an aggregate purchase price of approximately $2,499,999.00.

In October 2024, OUP III purchased 982,588 shares of the Issuer's Series E-2 Redeemable Convertible Preferred Stock for a purchase price of $2.5443 per share and an aggregate purchase price of approximately $2,499,999.00.

In March 2025, OUP III purchased 569,973 shares of the Issuer's Series F Redeemable Convertible Preferred Stock for a purchase price of $2.6317 per share and an aggregate purchase price of approximately $1,499,997.94.

In March 2025, OUP IV purchased 1,519,930 shares of the Issuer's Series F Redeemable Convertible Preferred Stock for a purchase price of $2.6317 per share and an aggregate purchase price of approximately $3,999,999.66.

In October 2025, OUP III purchased 569,973 shares of the Issuer's Series F Redeemable Convertible Preferred Stock for a purchase price of $2.6317 per share and an aggregate purchase price of approximately $1,499,997.94.

In October 2025, OUP IV purchased 1,519,930 shares of the Issuer's Series F Redeemable Convertible Preferred Stock for a purchase price of $2.6317 per share and an aggregate purchase price of approximately $3,999,999.66.

In January 2026, OUP III and OUP IV entered into a Note Purchase Agreement, pursuant to which OUP III acquired from the Issuer convertible promissory notes in the aggregate principal amount of $3,411,892.25 and OUP IV acquired from the Issuer convertible promissory notes in the aggregate principal amount of $3,176,955.03.

On May 1, 2026, the Issuer effected a reverse stock split of its outstanding Common Stock on a one-for-3.483 basis without payment or additional consideration.

On May 11, 2026, OUP III purchased 266,666 shares of Common Stock, in connection with the Issuer's initial public offering (the "Offering,") for a purchase price of $15 per share and an aggregate purchase price of $3,999,990.00, and OUP IV purchased 266,667 shares of Common Stock, in connection with the Offering, for a purchase price of $15 per share and an aggregate purchase price of $4,000,005.00 (together, the "Purchase"). Upon the closing of the Offering, (i) each share of Series E-2 Redeemable Convertible Preferred Stock and Series F Redeemable Convertible Preferred Stock automatically converted to Common Stock on a one-for-3.483 basis and without payment or additional consideration (the "Preferred Stock Conversion"), and (ii) the principal amount of the convertible promissory notes automatically converted into shares of Common Stock at a conversion price equal to the lower of (a) 80% of the initial public offering price and (b) the valuation of the Issuer immediately prior to the closing of the Offering divided by the number of fully diluted shares of capital stock (on an as-converted basis) outstanding immediately prior to the Offering, excluding the convertible promissory notes (the "Note Conversion" and together with the Preferred Stock Conversion, the "Conversion").

Following the Conversion and the Purchase, each of OUP III and OUP IV directly held such number of shares of Common Stock set forth in Item 11 of their respective Cover Pages.

All shares of the capital stock of the Issuer covered by this Statement were originally acquired by OUP III and OUP IV using investment funds provided to each of OUP III and OUP IV by their respective limited and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

William Harrington is a member of the Issuer's board of directors. In addition, William Harrington, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer's non-employee director compensation policy, which became effective upon the effective date of the Registration Statement (as defined below).

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the respective limited partnership agreements for each of OUP III and OUP IV (the "Funds"), the respective limited and general partners of the Funds may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with its purchase of shares of the Issuer's Series E-2 Preferred Stock, OUP III, and certain of the Issuer's other investors entered into an Amended and Restated Registration Rights Agreement, dated March 5, 2025, with the Issuer (the "Rights Agreement"). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer's Registration Statement on Form S-1 (File No. 333-295160) declared effective by the Commission on May 7, 2026 (the "Registration Statement"), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, OUP III and OUP IV have entered into a lock-up agreement, pursuant to which OUP III and OUP IV have agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer's securities held by each of OUP III and OUP IV for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of the lock-up agreement is described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

William Harrington, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer's 2026 Incentive Award Plan (the "Option Plan"), and the Issuer's non-employee director compensation policy (the "Compensation Policy"). The terms and provisions of the Option Plan and the Compensation Policy are described in the Registration Statement and the full text of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including William Harrington. The indemnification agreement requires the Issuer, among other things, to indemnify William Harrington for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by William Harrington in any action or proceeding arising out of his services as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the Registration Statement, which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated as of May 15, 2026, by and among the Reporting Persons (filed herewith).

Exhibit 2: Amended and Restated Registration Rights Agreement, dated as of March 5, 2025 (filed as Exhibit 4.1 to the Issuer's Statement on Form S-1 as filed with the Commission on April 17, 2026 (SEC File No. 333-295160) and incorporated herein by reference).

Exhibit 3: Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (filed as Exhibit A to the Underwriting Agreement, which is filed as Exhibit 1.1 to the Issuer's Statement on Form S-1/A as filed with the Commission on April 27, 2026 (SEC File No. 333-295160) and incorporated herein by reference).

Exhibit 4: 2026 Incentive Award Plan and associated forms (filed as Exhibit 10.4 to the Issuer's Statement on Form S-1 as filed with the Commission on April 17, 2026 (SEC File No. 333-295160) and incorporated herein by reference).

Exhibit 5: Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as 10.1 to the Issuer's Registration State on Form S-1 as filed with the Commission on April 17, 2026 (SEC File No. 333-295160) and incorporated herein by reference).

## Signatures
- Osage University Partners III, LP: /s/ William Harrington, William Harrington, Manager of Osage University GP III, LLC, the general partner of Osage University Partners III, LP (05/15/2026)
- Osage University GP III, LLC: /s/ William Harrington, William Harrington, Manager (05/15/2026)
- Osage University Partners IV, LP: /s/ William Harrington, William Harrington, Manager of Osage University GP IV, LLC, the general partner of Osage University Partners IV, LP (05/15/2026)
- Osage University GP IV, LLC: /s/ William Harrington, William Harrington, Manager (05/15/2026)
- William Harrington: /s/ William Harrington, William Harrington (05/15/2026)